



06005153

S.____._ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39040

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-Bar Limited Partnership

PROCESSED
JUN 1 5 2006
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle, Suite 650
_____
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Hersee   (312) 362-4474
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago		60606-3392
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH. D.C.
203 SECTION

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Chris Hersee, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of G-Bar Limited Partnership, as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

G-Bar Limited Partnership
G-Bar Management Corp, its GP

Sworn and subscribed to me on the

27th day of _February 2006_

_____

Signature

Vice President, CFO
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

G-Bar Limited Partnership

Statement of Financial Condition

December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

G-Bar Limited Partnership
Table of Contents
December 31, 2005



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Partners of
G-Bar Limited Partnership

We have audited the accompanying statement of financial condition of G-Bar Limited Partnership (an Illinois limited partnership) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Notes 1 and 4 to the financial statements, a substantial portion of the Partnership's assets is an investment in optionsXpress that is carried at fair value as determined by Management.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Bar Limited Partnership as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 23, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

G-Bar Limited Partnership
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	986,304
Securities owned, pledged		226,548,433
Receivable from clearing broker		143,982,611
Investment in optionsXpress		191,747,028
Exchange memberships, at cost (market value $4,190,000)		1,239,417
Other		758,321
Total assets	**$**	**565,262,114**

Liabilities and Partners' Capital

Liabilities		
Securities sold, not yet purchased	$	283,292,405
Accounts payable and accrued expenses		1,632,520
Notes payable		295,761
Total		285,220,686
Partners' capital		280,041,428
Total liabilities and partners' capital	**$**	**565,262,114**

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—G-Bar Limited Partnership (an Illinois limited partnership) (the "Partnership") is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The Partnership is a broker-dealer registered under the Securities Exchange Act of 1934. The general partner is G-Bar Management Corp. and the Partnership's term is through December 31, 2039.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Exchange-traded securities and derivative financial instruments are carried at market value, based on quoted market prices. Transactions are recorded on trade date with the resulting unrealized gains and losses reflected in net trading gains.

Investment in optionsXpress—The investment in optionsXpress is a 22 percent equity interest that is carried at fair value, as determined by management.

Income Taxes—The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the partnership income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

Cash Equivalents—Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments—Substantially all of the Partnership's assets and liabilities are considered financial instruments, and are either already reflected at market or fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2005 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 127,163,813	$ 173,423,053
Equity options	99,384,620	109,869,352
	$ 226,548,433	$ 283,292,405

Note 3   Receivable from Clearing Broker

Receivable from clearing broker at December 31, 2005 consists of:

Cash	$131,566,464
Unsettled securities transactions, net	11,728,597
Dividend and interest accrued, net	687,550
	$143,982,611

Cash and financial instruments held at the Partnership's clearing broker collateralize amounts due to the clearing broker, if any, and securities sold, not yet purchased.

Note 4   Investment in optionsXpress

At December 31, 2005, the Partnership owns 13,636,620 shares of common stock of optionsXpress Holdings, Inc., carried at $191,747,028, its fair value as determined by management of the Partnership. In view of the size of the block and the restrictions on sale imposed by Securities and Exchange Commission ("SEC") rules, and the SEC's net capital rules indicating that certain charges are needed to reflect realizable value in a quick liquidation when the market is limited, management of the Partnership believes that a discount of approximately 40 percent is appropriate. At December 31, 2005, the market value of this investment, based on quoted market prices, is approximately $334,480,000.

Note 5   Notes Payable

Notes payable represents amounts due for terminated partnership interests. Under the terms of the promissory notes, the amounts payable, plus accrued interest, are due in three equal annual installments.

Note 6   Commitments and Contingencies

On September 15, 2005, the Partnership entered into a noncancelable operating office space lease agreement that commences May 1, 2006 and expires in 2011. At December 31, 2005, the aggregate minimum annual rental commitment under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2006	$	76,907
2007		116,898
2008		120,021
2009		123,621
2010		127,330
Thereafter		42,859
Total	$	607,636

Note 7   Employee Benefit Plan

The Partnership maintains a 401(k) plan covering all eligible employees. The Partnership may make discretionary matching contributions to the plan.

Note 8   Related-Party Transactions

Included in other assets at December 31, 2005, is $736,594 of receivables from entities having common ownership.

Note 9   Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—The Partnership has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2005, at the market value of the related securities and would incur a loss if the market value of the securities increases subsequent to December 31, 2005.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Note 9   Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Concentration of Credit Risk—The Partnership clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes that the Partnership is not exposed to any significant credit risk on cash.

Note 10   Partnership Agreement

Pursuant to the terms of the partnership agreement, the Partnership is to set aside, on an annual basis, a bonus pool consisting of 100 percent of the total gross interest and dividends received by the Partnership. This bonus pool may then be allocated to some or all of the limited partners in such amounts as determined at the discretion of the general partner.

Additionally, the general partner is required to make distributions to each partner within 90 days following the end of each fiscal year of the Partnership. These distributions are made to assist the partners in satisfying their federal and state income tax obligations.

Note 11   Net Capital Requirements

The Partnership is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but as of December 31, 2005, the Partnership had net capital and net capital requirements of approximately $77,491,000 and $250,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.